Exhibit 99.1

mesoblast

asx announcement

DR. TERESA MONTAGUT APPOINTED AS CLINICAL DEVELOPMENT AND MEDICAL AFFAIRS HEAD AT MESOBLAST

New York, USA: March 11 and Melbourne, Australia: March 12, 2026: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today announced the appointment of Teresa Montagut MD, PhD in the newly established position of Head of Clinical Development and Medical Affairs reporting to the Chief Medical Officer Dr. Eric Rose. In this role, Teresa will lead Mesoblast's medical affairs organization, fostering clinical collaborations and spearheading investigator-initiated trials, enhancing clinical and medical communications, and engaging with healthcare professionals. She will play a critical role in unlocking the value of Mesoblast's cell therapy programs in new pediatric and adult inflammatory conditions in partnership with investigators and key opinion leaders.

Teresa brings extensive experience in medical leadership and pharmaceutical development, with a strong background in translating clinical science into meaningful patient outcomes. Teresa joined Mesoblast from Regeneron where she was Global Head of Early Pipeline Studies in Oncology and Head of Medical Affairs for Investigator Sponsored Studies in gastrointestinal and genitourinary areas. She previously led multiple cancer immunotherapy programs across Novartis, Genentech, and Atara Biotherapeutics.

Teresa earned her MD from Universidad Nacional Autónomade México and her PhD in Tumor Immunology from Memorial Sloan Kettering Cancer Center/Cornell University. She completed fellowships at Massachusetts General Hospital, Howard Hughes Medical Institute, and Rockefeller University. Teresa also serves on the Board of Directors of the Global Pediatric Alliance, supporting maternal and pediatric healthcare in under-served indigenous communities in Latin America, particularly Mexico.

"Teri's commitment to scientific excellence and her expertise in investigator-initiated clinical trial execution is central to successful implementation of our strategy to expand the range of indications of our FDA approved product Ryoncil® in pediatric and adult inflammatory conditions, as well as advancing our pipeline of transformative cellular therapies," said Dr. Silviu Itescu, Chief Executive Officer of Mesoblast.

About Mesoblast

Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company's proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process.

Mesoblast's Ryoncil® (remestemcel-L-rknd) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA-approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com.

Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Ryoncil® is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China.

About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents

Mesoblast Limited
ABN 68 109 431 870
www.mesoblast.com

Corporate Headquarters
Level 38
55 Collins Street
Melbourne 3000
Victoria Australia
T +61 3 9639 6036
F +61 3 9639 6030

United States Operations
1114 Avenue of the Americas
4th Floor
New York, NY 10036
USA
T +1 212 880 2060
F +1 212 880 2061

Asia
21 Biopolis Road
#01-22 Nucleos (South Tower)
SINGAPORE 138567
T +65 6570 0635
F +65 6570 0176

and patent applications provide commercial protection extending through to at least 2044 in all major markets.

About Mesoblast manufacturing: The Company's proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide.

Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast

Release authorized by the Chief Executive.

For more information, please contact:

Corporate Communications / Investors
Paul Hughes
T: +61 3 9639 6036

Media – Global
Rubenstein
Caroline Nelson
T: +1 703 489 3037
E: cnelson@rubenstein.com

Media – Australia
BlueDot Media
Steve Dabkowski
T: +61 419 880 486
E: steve@bluedot.net.au

Mesoblast Limited
ABN 68 109 431 870 www.mesoblast.com